U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
3008 Cyrandall Valley Road
Oakton, Virginia  22124


2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

July 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
  X  10% Owner
     Other

**********************
Table 1
Non-Derivative Securities Acquired Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

a. 11/98
b. 11/98
c. 12/98
d. 12/98
e. 12/98
f. 12/98
g. 12/98
h. 6/99
i. 6/99
j. 6/99
k. 6/99
l. 6/99
m. 7/99
n. 7/99
o. 7/99
p. 7/99

3.  Transaction Code

The transaction codes applicable to the corresponding transactions in Item 2 above are:

a.  P
b.  P
c.  P
d.  P
e.  P
f.  P
g.  P
h.  P
i.  P
j.  P
k.  P
l.  P
m.  P
n.  P
o.  P
p.  P

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

a.  1000         A        $2.75
b.  1000         A        $2.75
c.  1000         A        $2.625
d.  3600         A        $2.625
e.  1000         A        $2.625
f.  4200         A        $2.625
g.  1200         A        $2.625
h.  5000         A        $3.75
i.  1500         A        $3.75
j.  2400         A        $3.75
k.  1100         A        $3.75
l.  1000         A        $3.625
m.   100         A        $3.5937
n.   100         A        $3.5625
o.  5600         A        $3.6250
p.  3200         A        $3.5625

5.  Amount of Securities Beneficially Owned at End of the Issuer's
Fiscal Year

a. 352,619
b. 158,705
c. 123,449
d.  20,900
e.   3,000
f.   1,000

6.  Ownership Form: Direct (D) or Indirect (I)

The shares listed in Item 5 above are owned directly (D) or indirectly (I) as indicated below:

a.  D
b.  I
c.  I
d.  I
e.  I
f.  I


7.  Nature of Indirect Beneficial Ownership

b.  By wife
c.  By Williams Family Limited Partnership
d.  By power of attorney from father
e.  As trustee for minor granddaughter
f. As controlling person of Williams Family Foundation, a charitable trust


Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

A. Option to buy
B. Option to buy

2.  Conversion or Exercise Price of Derivative Security

A.  $2.75 Share
B.  $2.75 Share

3.  Transaction Date (Month/Year)

A.  5/01/98
B.  1/22/99

4.  Transaction Code

    Code
A.  A5
B.  A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)
A.  Granted option to purchase 3,000 shares of Common Stock - A
B.  Granted option to purchase 2,500 shares of Common Stock - B

6.  Date Exercisable and Expiration Date (Month/Date/Year)

A.  5/1/98 and 4/30/03
B.  1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

A.  Title - Common
B.  Title - Common
A.  Amount or Number of Shares - 3,000 Shares
B.  Amount or Number of Shares - 2,500 Shares

8.  Price of Derivative Security

0

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

2 options as set forth above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

A.  D
B.  D

11. Nature of Indirect Beneficial Ownership

N/A


Signature

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.